EXHIBIT 99.1

Endeavour Silver Produces 1,355,895 oz Silver and 13,674 oz Gold (2.4 Million oz Silver Equivalents) in the Second Quarter, 2018

VANCOUVER, British Columbia, July 10, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) reports its production results for the Second Quarter, 2018 from the Company’s three silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Silver production in the Second Quarter, 2018 increased 19% to 1,355,895 ounces (oz) compared to 1,143,788 oz silver in Q2, 2017 and gold production rose 5% to 13,674 oz compared to 13,058 oz gold in Q2, 2017, resulting in silver equivalent production of 2.4 million oz using a 75:1 silver-gold ratio.

Silver production was higher in Q2, 2018 compared to Q2, 2017 primarily due to higher mine output and ore grades at El Cubo. The Guanacevi mine continued in recovery mode as production was flat but mine development increased in Q2, 2018.  Gold production in Q2, 2018 compared to Q2, 2017 was higher at El Cubo and Guanacevi and lower at Bolanitos due to variations in gold grades at each mine.

Production Highlights for Second Quarter, 2018 (Compared to Second Quarter, 2017)

  Silver production increased 19% to 1,355,895 oz
  Gold production increased 5% to 13,674 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Silver oz sold increased 27% to 1,258,617 oz
  Gold oz sold increased 12% to 13,800 oz
  Bullion inventory at quarter-end included 176,452 oz silver and 265 oz gold
  Concentrate inventory at quarter-end included 53,810 oz silver and 827 oz gold

Bradford Cooke, Endeavour CEO, commented, “Our Second Quarter, 2018 production was much improved over Q2, 2017, continuing the trend established in the First Quarter 2018.  As a result, we are on track to meet our guidance of higher production and lower costs in 2018 thanks to improved operating performance at the El Cubo and the development of our fourth mine at El Compas.

“El Cubo is currently performing ahead of plan and Guanacevi is still lagging behind plan but with mine development up in Q2, 2018, and the Milache orebody coming into production, Guanacevi mine output should improve in Q3, 2018.  Our fourth and newest mine at El Compas should also achieve commercial production by the end of July, and be the main driver of increased production in the Second Half of 2018.

“Several catalysts are expected in Q3, 2018 to move our fifth and largest mine project at Terronera towards a development decision.  An optimized pre-feasibility study is forthcoming, the final two government environmental permits (mine dumps and tailings facilities) are anticipated shortly and an initial debt facility to help fund the new Terronera silver-gold mine is currently being prepared.”

Operations Summary for Second Quarter, 2018

At Guanacevi, mine output was lower in Q2, 2018 compared to Q2, 2017 due to restricted ore access related to certain operating issues that slowed mine development in 2017, and the reallocation of mine personnel to implement a productivity optimization program in 2018.  However, ore grades and metal recoveries were both higher in Q2, 2018 due to better dilution control, normal grade variations and lower throughput in the plant.  As a result, silver production was down slightly and gold production was up significantly, resulting in higher silver equivalent production. Management anticipates silver production will improve in Q3, 2018 due to increased mine development in Q2, 2018, completion of the productivity optimization program and commencement of production of development ore from the Milache ore body in Q3, 2018.

At Bolañitos, mine output and gold grades were lower but silver grades were higher in Q2, 2018 compared to Q2, 2017. The grade fluctuations are due to variations of geology and the access within the LL-Asunción vein impacted the mine output.  Silver equivalent production in Q2, 2018 was lower than Q2, 2017 due primarily to the lower gold grades. Gold grades are expected to return to plan during the year.

At El Cubo, mine output, silver grades and gold grades were all higher, Q2, 2018 compared to Q2, 2017, which resulted in a sharp increase in production in Q2, 2018.  The higher grades are according to plan and expected to continue throughout 2018.

The El Compas mine development project remains on track for commercial production by the end of July. Mining and stockpiling of ore commenced and commissioning of the plant was initiated in Q2, 2018 using low grade ore.  A total of 4,900 tonnes of run-of-mine ore were stockpiled in Q2, 2018 but only 1,023 tonnes were processed to test all the plant circuits as of June 30th.  As expected, plant circuits are being modified, configured and fine-tuned to resolve normal start up issues.  Both mine and plant are now ramping up throughput to achieve commercial production at the PEA target capacity of 250 tonnes per day by the end of July.

Production Tables for Second Quarter, 2018
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	71,275	783	225	0.67	90.2%	92.7%	464,929	1,423
Bolañitos	108,495	1,192	91	1.82	78.3%	82.3%	248,591	5,222
El Cubo	134,535	1,478	171	1.92	86.8%	84.6%	642,375	7,029
Consolidated	314,305	3,454	156	1.60	86.2%	84.5%	1,355,895	13,674
(1) gpt = grams per tonne

Production Tables for Six Months Ended June 30, 2018
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	150,246	830	224	0.65	88.8%	91.4%	961,258	2,870
Bolañitos	223,509	1,235	88	1.86	79.7%	83.3%	504,032	11,129
El Cubo	266,219	1,471	168	1.78	86.3%	84.6%	1,241,445	12,883
Consolidated	639,974	3,536	153	1.54	85.9%	84.7%	2,706,735	26,882
(1) gpt = grams per tonne

Three Months Ended June 30			Q2 2018 Highlights	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
314,305	303,943	3%	Throughput (tonnes)	639,974	607,165	5%
1,355,895	1,143,788	19%	Silver ounces produced	2,706,735	2,220,762	22%
13,674	13,058	5%	Gold ounces produced	26,882	24,782	8%
1,328,844	1,116,799	19%	Payable silver ounces produced	2,653,700	2,170,909	22%
13,396	12,756	5%	Payable gold ounces produced	26,340	24,215	9%
2,381,445	2,123,138	12%	Silver equivalent ounces produced(1)	4,722,885	4,079,412	16%
1,258,617	988,821	27%	Silver ounces sold	2,664,760	2,224,415	20%
13,800	12,294	12%	Gold ounces sold	26,474	23,584	12%
(1) Silver equivalent ounces calculated using 75:1 ratio.

Release of Second Quarter, 2018 Financial Results and Conference Call

The 2018 Second Quarter Financial Results will be released before market on Thursday, August 2, 2018 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2443#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth mine at El Compas, permitting its fifth mine at Terronera and exploring its organic portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of Mineral Reserve and Resource estimates, the economic analysis and proposed development new mines.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico, operating or technical difficulties in mineral exploration, development and mining activities, risks and hazards of mineral exploration, development and mining, the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties, as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including, but not limited to, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.